LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

EXHIBIT 12 — HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended June 30			Year Ended December 31,

(millions of dollars)	2002	2001	2001	2000	1999	1998	1997(4)

Income before Federal Income Taxes, Cumulative Effect of Accounting Changes and Minority Interest	$167.2	$424.8	$764.1	$836.3	$570.0	$697.4	$1,427.1
Equity Loss (Earnings) in Unconsolidated Affiliates	0.6	(0.9)	(5.7)	0.4	(5.8)	(3.3)	(2.1)
Sub-total of Fixed Charges	63.4	81.2	148.8	168.9	160.9	144.1	113.3

Sub-total of Adjusted
Net Income	231.2	505.1	907.2	1,005.6	725.1	838.2	1,538.3
Interest on Annuities & Financial Products	788.6	736.7	1506.0	1,474.2	1,510.4	1,446.2	1,253.5

Adjusted Income Base	1,019.8	1,241.8	2,413.2	2,479.8	2,235.5	2,284.4	2,791.8
Rent Expense	41.7	44.2	83.4	88.4	81.5	81.3	62.5
Fixed Charges:
Interest and Debt Expense	49.5	66.5	121.0	139.5	133.7	117.1	92.5
Rent (Pro-rated)	13.9	14.7	27.8	29.4	27.2	27.0	20.8

Sub-total of Fixed Charges	63.4	81.2	148.8	168.9	160.9	144.1	113.3
Interest on Annuities & Financial Products	788.6	736.7	1,506.0	1,474.2	1,510.4	1,446.2	1,253.5

Sub-total of Fixed Charges	$852.0	$817.9	1,654.8	1,643.1	1,671.3	1,590.3	1,366.8
Preferred Dividends (Pre-tax)	*	*	0.1	0.1	0.1	0.1	0.2

Total Fixed Charges	$852.0	$817.9	$1,654.9	$1,643.2	$1,671.4	$1,590.4	$1,367.0

*Less than $100,000

Ratio of Earnings to Fixed Charges:

Excluding Interest on Annuities and Financial Products (1)	3.65	6.22	6.10	5.95	4.51	5.82	13.57
Including Interest on Annuities and Financial Products (2)	1.20	1.52	1.46	1.51	1.34	1.44	2.04
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (3)	1.20	1.52	1.46	1.51	1.34	1.44	2.04

(1)	For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting changes, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and distributions to minority interest-preferred securities of subsidiary companies and 2) the portion of operating leases that are representative of the interest factor.

(2)	Same as the ratio of earnings to fixed charges, excluding interest on annuities and financial products, except fixed charges and earnings include interest on annuities and financial products.

(3)	Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.

(4)	The coverage ratios for the year 1997 are higher than the other periods shown due to the inclusion of the gain on sale of a major subsidiary in net income.